

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 21, 2007

Via U.S. Mail and Fax (304) 760-2699

Mr. Bradley W. Harris
Chief Financial Officer
International Coal Group, Inc.
300 Corporate Centre Drive
Scott Depot, West VA 25560

> **Re:** **International Coal Group, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2006**
> **Filed July 23, 2007**
> **File No. 1-32679**

Dear Mr. Harris:

We have reviewed your Form 10-K/A for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for fiscal year ended December 31, 2006

Business – Overview, page 2:

1. We note your amounts of owned or controlled coal reserves are based on an
   independent evaluation. Please identify the expert. Additionally, tell us why you
   have not filed a related consent as an exhibit in accordance with Item 601 of
   Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Twelve Months Ended December 31, 2006 compared to the Twelve Months Ended
December 31, 2005, page 65

2. Please expand your disclosure to discuss your results of operations by your reportable
   business segments.   Refer to FRC 501.06.

   Additionally, we note from your segment footnote that you use EBITDA as a
   performance measure. The staff expects that a discussion of segments whose results
   are measured on a basis that differs from consolidated operating profit as defined by
   GAAP will address the applicable reconciling items in management's discussion and
   analysis.

   Finally, it appears from your liquidity section that a number of events have occurred
   in 2006 that may have impacted your financial results and it would be beneficial to an
   investor to understand the impact by reportable segment.

   For your further reference, please see Section III of the Commission's Interpretive
   Release on Managements Discussion and Analysis of Financial Condition and
   Results of Operations which is located on our website at:
   http://www.sec.gov/rules/interp/33-8350.htm.

Note 2. Summary of Significant Accounting Policies and General
Goodwill, page F-11

3. Tell us the reporting units used in your impairment testing under the guidance of
   SFAS No. 142 and how you determined your reporting units. In this regard, also
   explain to us the nature of the goodwill allocated to the "ancillary" segment for
   purposes of SFAS 131 reporting.

Note 3. Acquisitions, page F-17

4. Tell us and disclose in more detail why the finalization of the purchase price allocation related to the acquisitions of Anker and CoalQuest resulted in the significant adjustments to property, plant and equipment, goodwill and deferred taxes.

Engineering Comments:
Operations, page 6

5. You state that 19.4 million tons of coal was sold this year compared to the 2006 mine production of 16.5 million tons disclosed. Please state the source or sources for these additional coal sales. Please disclose the total amount and average sales price for coal purchased from third parties in your production/sales table on page 8.

Coal Reserves, page 48

6. You state 236 million tons of reserve can be assigned to your current operation and 827 million tons of reserves are unassigned. Please update these figures to reflect your current 2006 reserve assignments.

Form 10-Q for periods ended March 31, 2007 and June 30, 2007
General

7. Amend your Form 10-Q for the first and second quarters of 2007 to reflect the restated balance sheet for the year ended December 31, 2006.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Questions regarding the engineering comments can be directed to Ken Schuler at (202) 551 -3718.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant